November 5, 2013	News Release 13–19

SILVER STANDARD TO SELL SAN AGUSTIN PROJECT

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces today that it has entered into a definitive agreement with Argonaut Gold Inc. (TSX: AR) (“Argonaut”) to sell 100% of its San Agustin project in Durango, Mexico (“San Agustin”) for an aggregate consideration of approximately $75 million. Argonaut is a U.S.-based company listed on the Toronto Stock Exchange (the “TSX”).

“This transaction demonstrates the value within our portfolio beyond our mine and development projects,” said John Smith, President and CEO. “Selling San Agustin adds to our balance sheet strength for funding future growth. We continue to focus on optimizing our business to deliver long-term, sustainable shareholder return.”
Under the terms of the definitive agreement, Silver Standard will sell its interest in San Agustin for aggregate consideration of:

▪	$15 million cash payable at closing;

▪	$30 million of Argonaut shares issued at closing (based on the 5-day volume weighted average sale price for Argonaut shares trading on the TSX prior to signing the definitive agreement);

▪	$10 million cash payable six months after signing the definitive agreement; and

▪	$20 million cash payable eighteen months after signing the definitive agreement.

Silver Standard will also have a 2.0% NSR royalty on sulphide ore produced from San Agustin.
Completion of the transaction is subject to customary closing conditions, including receipt of required regulatory and TSX approvals. Silver Standard expects the transaction to close in the first quarter of 2014.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

Cautionary Note Regarding Forward-Looking Statements:
Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including the closing of the proposed transaction and those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.